SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

This amendment is being filed solely by the MDP Entities (as defined herein).

Magellan Midstream Holdings, L.P.

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

55907R108

(CUSIP Number)

Mark B. Tresnowski

Madison Dearborn Capital Partners IV, L.P.

70 W. Madison Street, Suite 4600

Chicago, Illinois 60602

(312) 895-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications)

December 4, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55907R108	13D	Page 2 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MADISON DEARBORN CAPITAL PARTNERS IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 4,168,133
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,168,133

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,168,133
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.65%
14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

CUSIP No. 55907R108	13D	Page 3 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Madison Dearborn Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 4,168,133
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,168,133

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,168,133
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.65%
14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

This Amendment No. 4 is being filed solely by the MDP Entities and amends the Schedule 13D with respect to the common units of Magellan Midstream Holdings, L.P. originally filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2006, as amended by Amendment No. 1 filed on July 25, 2007, Amendment No. 2 filed on December 3, 2007, and Amendment No. 3 filed on April 30, 2008 (as so amended, the “MGG Schedule 13D”). The original schedule and Amendments No. 1 through 3 were filed jointly by the MGG Holdings Entities, the C/R Entities and the MDP Entities (as such terms are defined in the MGG Schedule 13D). In connection with the distribution of all of the common units reported in the MGG Schedule 13D by MGG Midstream Holdings, L.P. to its members, the MDP Entities desire to report their beneficial ownership information separately. Therefore, the MDP Entities are filing this Amendment No. 4, and will file all subsequent amendments, separately from the MGG Holdings Entities and the C/R Entities.

The text of the MGG Schedule 13D is hereby amended and restated in its entirety as follows:

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common units (the “Common Units”) of Magellan Midstream Holdings, L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at One Williams Center, Tulsa, OK 74172. The total number of Common Units reported as beneficially owned in this Statement is 4,168,133, which constitutes approximately 6.65% of the total number of Common Units outstanding. The beneficial ownership reported in this Statement assumes that as of December 4, 2008, there were 62,646,561 Common Units outstanding. The Common Units represent limited partner interests in the Issuer.

Item 2.	Identity and Background.

(a)	This Statement is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(i)	Madison Dearborn Capital Partners IV, L.P., a Delaware limited partnership (“MDCP IV”); and

(ii)	Madison Dearborn Partners IV, L.P., a Delaware limited partnership (“MDP IV,” and collectively with MDCP IV, the “MDP Entities”).

The MDP Entities have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Statement as Exhibit A (which is incorporated herein by reference) pursuant to which the MDP Entities have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each MDP Entity is given solely by such MDP Entity, and no MDP Entity assumes responsibility for the accuracy or completeness of the information furnished by another MDP Entity. The MDP Entities expressly disclaim that they have agreed to act as a group other than as described in this Statement.

(Page 4 of 9 Pages)

Pursuant to Rule 13d-4 of the Act, the MDP Entities expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person.

Certain information required by this Item 2 concerning the limited partner committee of MDP IV and its general partner is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b) The address of the principal business office of each of the MDP Entities is Three First National Plaza, Suite 4600, Chicago, Illinois 60602.

(c) MDCP IV is a private equity investment fund and its principal business is investing in securities. MDP IV’s principal business is serving as the general partner of MDCP IV.

(d)-(e) None of the MDP Entities nor, to the best of any MDP Entity’s knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

MDCP IV is a limited partner of MGG Midstream Holdings, L.P. (“MGG MH”) and one of the two managing members of MGG Midstream Holdings GP, LLC, the general partner of MGG MH (“MGG MH GP”). Prior to December 4, 2008, MGG MH was the record holder of 8,841,193 Common Units, representing approximately 14.1% of the outstanding Common Units. MGG MH was also the sole member of Magellan Midstream Holdings GP, LLC, the general partner of the Issuer (the “Issuer GP”).

On December 2, 2008, MGG MH contributed all of the ownership interests in Issuer GP to the Issuer in exchange for $114,930.34 in cash. Following such transaction, on December 4, 2008, MGG MH distributed all of the Common Units owned by it to its general partner and limited partners on a pro rata basis, and MGG MH GP in turn distributed the Common Units received in such distribution to its members (these distributions, collectively, the “Distribution”). MDCP IV received an aggregate of 4,168,133 Common Units in the Distribution, representing approximately 6.65% of the outstanding Common Units. In connection with the Distribution, Thomas S. Souleles, a Managing Director of MDP IV, and Thomas T. Macejko, Jr., a Director of MDP IV, resigned from the Board of Directors of Issuer GP. Patrick C. Eilers, a Managing Director of MDP IV, remains on the Board of Directors of Issuer GP.

(Page 5 of 9 Pages)

Item 4.	Purpose of the Transaction.

The Common Units received by MDCP IV in the Distribution are held by the MDP Entities solely for investment purposes. The following describes plans or proposals that the MDP Entities may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)	None.

(b)	None.

(c)	None.

(d)	None.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)	Except as described in this Item 4, the MDP Entities do not have, as of the date of this Statement, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D, however, from time to time, the MDP Entities may evaluate whether to, and may decide to, sell the Common Units reported as beneficially owned in this Statement (and in what amounts), distribute the Common Units to partners and members of the MDP Entities, or retain such securities, and take such actions as they deem appropriate including, without limitation, acquiring additional securities of the Issuer or disposing of all or a portion of their holdings of securities of the Issuer, or take any action, or engage in discussions with management or the board of directors of the Issuer, other holders of Common Units or other relevant parties, with respect to any or all of the matters referred to in subsections (a) through (i) in Item 4 of Schedule 13D.

(Page 6 of 9 Pages)

Item 5.	Interest in Securities of the Issuer.

(a)-(b) (i)	MDCP IV is the sole record owner of 4,168,133 Common Units, representing approximately 6.65% of the outstanding Common Units. MDCP IV may be deemed to have shared power to vote and dispose of the Common Units held by it.

(ii)	MDP IV does not directly own any Common Units. By virtue of being the sole general partner of MDCP IV, MDP IV may be deemed to share the power to vote and dispose of the 4,168,133 Common Units held by MDCP IV, representing approximately 6.65% of the outstanding Common Units. Any decision as to the acquisition, disposition or voting of the Common Units will be made by a limited partner committee of MDP IV composed of John A. Canning, Paul J. Finnegan and Samuel M. Mencoff, acting by majority vote. Messrs. Canning, Finnegan and Mencoff each hereby disclaims any beneficial ownership of any Common Units held by MDCP IV.

(c)	Other than in connection with the Distribution, none.

(d) Except as stated within this Item 5, to the knowledge of the MDP Entities, only the MDP Entities have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Units reported by this Statement.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Issuer Partnership Agreement

The Fourth Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of February 15, 2006, as amended on July 26, 2007 and December 1, 2008 (as so amended, the “Issuer Partnership Agreement”), contains various provisions governing the rights, privileges and obligations of the holders of the Common Units, including, without limitation, voting, distributions, transfers and allocations of profits and losses to such holders. The Issuer has filed the Issuer Partnership Agreement (including all amendments thereto) with the Commission.

Except for the agreements described above or in response to Items 3 and 4 of this Statement, which are incorporated herein by reference, to the best knowledge of the MDP Entities, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Statement, and any other person,

(Page 7 of 9 Pages)

with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated as of December 8, 2008, by and between the MDP Entities.

(Page 8 of 9 Pages)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 8, 2008

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By:	Madison Dearborn Partners IV, L.P.
Its:	General Partner

	By:	Madison Dearborn Partners, L.L.C.
	Its:	General Partner

	By:	/s/ Mark B. Tresnowski
		Name:	Mark B. Tresnowski
		Title:	Managing Director and General Counsel

MADISON DEARBORN PARTNERS IV, L.P.

By:	Madison Dearborn Partners, L.L.C.
Its:	General Partner

	By:	/s/ Mark B. Tresnowski
		Name:	Mark B. Tresnowski
		Title:	Managing Director and General Counsel

S-1

SCHEDULE A

Controlling Persons of MDP IV:

John A. Canning, Jr., Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee of MDP IV that has the power, acting by majority vote, to direct the voting and/or disposition of the Common Units held by MDCP IV.

The general partner of MDP IV is Madison Dearborn Partners, L.L.C., a Delaware limited liability company, whose principal business is serving as the general partner and/or investment manager of MDP IV and certain other affiliated investment funds. Madison Dearborn Partners, L.L.C. is managed by a board of managers, which currently consists of John A. Canning, Jr.

The principal business address of Madison Dearborn Partners, L.L.C. and of each of the individuals named on this Schedule A is c/o Madison Dearborn Partners, L.L.C., 70 W. Madison, Suite 4600, Chicago, Illinois 60602, telephone (312) 895-1000. Each of the individuals named on this Schedule A is a citizen of the United States and each of them expressly disclaims beneficial ownership of any Common Units held by MDCP IV.

A-1

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached and, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, each of them hereby agrees to the joint filing on behalf of each them the Schedule 13D (including amendments thereto) with respect to the Common Units of the Issuer; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: December 8, 2008

[Signature Pages Follow]

IN WITNESS WHEREOF, this agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By:	Madison Dearborn Partners IV, L.P.
Its:	General Partner

	By:	Madison Dearborn Partners, L.L.C.
	Its:	General Partner

	By:	/s/ Mark B. Tresnowski
		Name:	Mark B. Tresnowski
		Title:	Managing Director and General Counsel

MADISON DEARBORN PARTNERS IV, L.P.

By:	Madison Dearborn Partners, L.L.C.
Its:	General Partner

	By:	/s/ Mark B. Tresnowski
		Name:	Mark B. Tresnowski
		Title:	Managing Director and General Counsel

[Signature Page to Joint Filing Agreement]